UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

Mining Office
1515 Red Top Rd.

P.O. Box 1280
Tombstone, AZ. 85638

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒  Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On September 12, 2008, Tombstone Exploration Corporation, (the “Company”) entered into an Cancellation Agreement (the “Cancellation Agreement”) with Alan M. Brown (‘Brown”) the Company’s Chief Executive Officer whereby a Stock Purchase Warrant granted to Brown on November 29, 2006 for the purchase of 8,000,000 shares of the Company’s common stock for a purchase price of $0.10 per share was cancelled and the original warrant was returned to the Company.

The foregoing summary is qualified in its entirety by the Subscription Cancellation Agreement attached as an Exhibit hereto and should be read in conjunction with such agreements, which are incorporated by reference herein.

Exhibit No.	Description
10.1	Cancellation Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: September 12, 2008	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President

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